Mail Stop 3010

February 4, 2010

<u>VIA U.S. MAIL and Fax (540) 437 - 1686</u>

John T. Carson
President
New Media Lottery Services, Inc.
1400 Technology Drive
Harrisonburg, VA 22802

>   **Re: New Media Lottery Services, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **April 30, 2009**
>   **Filed August 13, 2009**
>   **Form 10-Q for Quarterly Period Ended**
>   **October 31, 2009**
>   **Filed December 21, 2009**
>   **File No. 000-49884**

Dear Mr. Carson:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended April 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities During the Last Fiscal Year, page 30

1.   We note your disclosure that each payment of principal and interest on several of the loans you entered into with Trafalgar during 2009 and 2010 is subject to a 12.5% redemption premium. Please explain to us how this redemption premium is applied on each payment date and how you have accounted for the transaction. Cite any relevant accounting literature in your response.

Financial Statements

Consolidated Statements of Stockholders' Deficit, page F-5

2.   We note there is a line item in your Statements of Stockholders' Deficit for "consolidation of subsidiaries". Please explain to us what this amount represents. In addition, please reconcile these amounts to the minority interest in subsidiaries losses per your Consolidated Statements of Operations. Cite any relevant accounting literature in your response.

Notes to the Consolidated Financial Statements

Note 6 – Notes Payable, page F-14

3.   Please tell us how you have complied with paragraph 1 of ASC 470-10-50, or tell us how you determined it was not necessary to present your schedule of future principal payments gross of debt discounts. To this effect, please tell us how you have complied with Item 303(a)(5) of Regulation S-K, or tell us how you determined it was not necessary to present your contractual cash obligations gross of debt discounts.

Note 7 – Convertible Debt, page F-14

4.   Please tell us how you determined the straight-line method approximates the effective interest rate method for these loans. Your response should address the accretion of the debt discount discussed in Note 7 and the amortization of the loan fees discussed in Note 15.

5. Based on your disclosure of the Loan Facility Restructuring Agreement discussed on page 25, please tell us what consideration you have to given to recording the modification as a debt extinguishment. Within your response, please reference ASC 470-50. Additionally, please tell us how you have determined it was not necessary to record a capital transaction and loan costs for the transfer of 9,005,700 shares from the Dresners to Trafalgar. Within your response, please reference the authoritative accounting literature relied upon.

6. It appears from your disclosure that the Company has agreed to repurchase warrants issued in conjunction with your convertible debt for cash at maturity. Explain to us how you have applied the guidance in ASC 480 in determining that these warrants need not be classified as a liability.

Note 10 – Stock Options and Warrants, page F-16

7. Please tell us how you have complied with ASC 718-10-50, or tell us how you determined it was not necessary to disclose information on the warrants and stock options issued during fiscal year 2009 for NM-PLC.

Note 14 – Consolidation of Variable Interest Entity, page F-18

8. Please tell us why the results of your Brazilian joint venture have been eliminated in consolidation. Within your response, please reference the accounting literature relied upon.

Form 10-Q for the quarterly period ended October 31, 2009

Financial Statements

General

9. On page 36 of the Form 10-K for the year ended April 30, 2009, you state that "The debentures entered into during Fiscal Year 2010 are subject to provisions to protect a holder in the event that the Euro strengthens against the U.S. Dollar during the life of a Debenture, in which case, the holder will be afforded an adjustment to compensate for any such rise in the exchange rate." Please tell us whether the requirement to pay additional funds to compensate for the fluctuations in the Euro to US dollar exchange rate should be considered a derivative that would need to be bifurcated under ASC 815-15.

John T. Carson
New Media Lottery Services, Inc.
February 4, 2010
Page 4

Condensed Consolidated Balance Sheets, page F-1

10.   Please tell us how you have complied with ASC 810-10-45, or tell us how you
        determined it was not necessary to classify minority interest as noncontrolling
        interest within equity.

11.   On page 43 of your Form 10-K, you disclose that "the Dresners agreed to relieve
        and discharge the Company from any liability for any amounts due or to become
        due under the remaining promissory note made by the Company in favor of
        Comerica in the amount of $1.9 million." Please tell us how you have complied
        with ASC 405-20-40, or tell us how you determined it was appropriate to remove
        this liability from your balance sheet.

Condensed Consolidated Statements of Operations, page F-2

12.   Please tell us how you have complied with paragraph 2 of ASC 470-50-40, or tell
        us how you determined it was not necessary to record the interest forgiveness as a
        capital transaction.

13.   Please tell us how you have complied with ASC 810-10-45, or tell us how you
        determined it was not necessary for net loss to include the allocation to the
        noncontrolling interest.

Notes to the Condensed Consolidated Financial Statements

Note 3 – Material Events, page F-6

14.   Please tell us how you have accounted for the performance conditions related to
        the options issued to U-mex GmbH. Within your response, please reference ASC
        505-50.

15.   Please describe the redemption provision of your redeemable preferred stock
        issued during August 2009. Tell us how you determined it was not necessary to
        record the preferred stock at liquidation value as temporary equity.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant